UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             SCHEDULE 13D AMENDMENT

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)


                                  RONSON CORP.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of class of securities)


                                    776338204
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                                 (CUSIP Number)


                             CARL WILLIAM DINGER III
                                   PO BOX 150
                             GREEN VILLAGE, NJ 07935
                                 (973-408-9377)
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                  June 8, 2004
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /.

Note: Schedules filed in paper format shall include a signed original and five copies of Schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   776338204


1. NAMES OF THE REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                  Carl W. Dinger III*                ###-##-####


2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

          (a)          /  /

          (b)          /  /


3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  PF, OO of each reporting person of the group


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  /  /


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Carl W. Dinger III - USA


NUMBER OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                  478,867


8.       SHARED VOTING POWER

                  0


9        SOLE DISPOSITIVE POWER

                  478,867


10.      SHARED DISPOSITIVE POWER

                  0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  Carl W. Dinger III - 478,867 shares


12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  /  /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.8%


14.      TYPE OF REPORTING PERSON

                  IN


SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D


The following constitutes the Schedule 13D filed by the undersigned


ITEM 1.           SECURITY AND ISSUER

This statement relates to the Common Stock, $1.00 par value per share ("the shares"), of Ronson Corp., (the "Issuer"). The principal offices of the Issuer are at Corporate Park III, Campus Drive, P.O. Box 6707, Somerset, New Jersey 08875-6707


ITEM 2.           IDENTITY AND BACKGROUND

a.)   This statement is being filed by Carl W. Dinger III, "the Filer."

b.)   The principal address of each person or entity in the group is as follows:

                  Carl W. Dinger III
                  P.O. Box 150
                  Green Village, NJ 07935

c.) Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                  Carl W. Dinger III - Consultant/Officer of Carousel World LP

d.) No reporting person in the group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.) None of the reporting persons in this group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violationsof, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.)   Mr. Carl W. Dinger III is a citizen of the United States.


ITEM 3.           SOURCE OF FUNDS

The source of funds of the filer are personal funds in two brokerage cash accounts. There are no borrowings against such shares.

ITEM 4.           PURPOSE OF THE TRANSACTION

         Filer and Issuer have been subject to a four-year option and consulting agreement that expired in April of 2004. Filer and Issuer have extended on a month to month basis that agreement through July 7th, 2004 in order for Filer to continue to participate in a project that is currently work in progress. Filer and Issuer have had ongoing discussions regarding Filer's continued participation in that project as well as other projects of the Issuer. No agreement has been reached and there is no guarantee that any future agreement will be reached.


ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER

a.) As reported in the Issuer's 10Q for the quarter ending March 31, 2004, the issuer had 4,055,490 common shares outstanding. The filer owns 478,867 or 11.8% of the shares outstanding.

b.)  Carl W. Dinger III retains voting control over his holdings.

c.)  Transactions over the past sixty days are as follows, (all purchases):

                           None

d.) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of common stock.

e.)      Not applicable


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than described herein, there are no current contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

There are no materials to be filed as exhibits.


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


June 8, 2004
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Date


/s/ Carl W. Dinger III
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Carl W. Dinger III